UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BioCryst Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

09058V103
(CUSIP number)

Alexandra A. Toohey
Chief Financial Officer
Baker Bros. Advisors LP
667 Madison Avenue, 21st Floor
New York, NY 10065
(212) 339-5690
(Name, address and telephone number of person authorized to receive notices and communications)

February 4, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058V103	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,055,534 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,055,534 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,055,534 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 90,000 shares of the Issuer’s common stock underlying options.

(2) Based on 73,336,871 shares of common stock outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2015.

CUSIP No. 09058V103	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,055,534 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,055,534 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,055,534 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 90,000 shares of the Issuer’s common stock underlying options.

(2) Based on 73,336,871 shares of common stock outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2015.

CUSIP No. 09058V103	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,078,993 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,078,993 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,078,993 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 90,000 shares of the Issuer’s common stock underlying options.

(2) Based on 73,336,871 shares of common stock outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2015.

CUSIP No 09058V103	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,078,993 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,078,993 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,078,993 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 90,000 shares of the Issuer’s common stock underlying options.

(2) Based on 73,336,871 shares of common stock outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2015.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure regarding purchases in Item 5(c) below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 1 is being filed to report the acquisition of shares of the Issuer’s Common Stock reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”) hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 73,336,871 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2015. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	2,116,294	2.9%
Baker Brothers Life Sciences, L.P.	12,843,407	17.5%
Total	14,959,701	20.4%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Julian C. Baker and Felix J. Baker each directly hold and beneficially own 23,459 shares of Common Stock of the Issuer received as part of a pro-rata distribution from 14159, L.P. for no consideration on January 28, 2015.

Dr. Stephen R. Biggar, an employee of the Adviser, is a former Director of the Issuer. In connection with his previous service on the Board of Directors of the Issuer (the “Board”), Dr. Biggar holds options to purchase 90,000 shares of Common Stock (“Stock Options”) and 5,833 shares of Common Stock received from the exercise of options to purchase Common Stock of the Issuer. Mr. Biggar previously served on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as a Director of the Issuer. Therefore, Mr. Biggar has no pecuniary interest in any Stock Options or shares of Common Stock directly held by him. The Funds are instead entitled to the pecuniary interest in any Stock Options and shares of Common Stock received as director compensation.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the 60 days preceding the filing of this statement using working capital of the applicable purchasing Fund. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
Baker Brothers Life Sciences, L.P.	1/15/2016	175,000	Purchase	7.4508	1
Baker Brothers Life Sciences, L.P.	1/15/2016	25,000	Purchase	7.4933	2
Baker Brothers Life Sciences, L.P.	1/19/2016	92,200	Purchase	7.1231	3
Baker Brothers Life Sciences, L.P.	1/20/2016	51,370	Purchase	6.8712	4
Baker Brothers Life Sciences, L.P.	1/20/2016	1,325	Purchase	6.9415	5
Baker Brothers Life Sciences, L.P.	1/21/2016	103,600	Purchase	7.2912	6
Baker Brothers Life Sciences, L.P.	1/22/2016	3,200	Purchase	6.9966	7
Baker Brothers Life Sciences, L.P.	1/27/2016	63,345	Purchase	6.9772	8
Baker Brothers Life Sciences, L.P.	1/28/2016	25,000	Purchase	6.8806	9
Baker Brothers Life Sciences, L.P.	2/2/2016	91,728	Purchase	6.5232	10
Baker Brothers Life Sciences, L.P.	2/3/2016	91,187	Purchase	6.2872	11
Baker Brothers Life Sciences, L.P.	2/4/2016	24,800	Purchase	6.6498	12

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $7.30 to $7.50. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

  (2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.45 to $7.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.89 to $7.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.60 to $7.05. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.90 to $7.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.09 to $7.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.98 to $7.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.92 to $6.99. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.76 to $6.99. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.45 to $6.60. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.21 to $6.45. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.50 to $6.93. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2016

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker